MEGA MATRIX INC.

103 Tampines Street 86 #03-06

The Alps Residences

Singapore 528576

January 31, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Rucha Pandit

Re:	Mega Matrix Inc.
Registration Statement on Form F-3 (No. 333-283739)

Request for Acceleration
	Requested Date:	February 4, 2025
	Requested Time:	4:30 p.m. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned, Mega Matrix Inc., hereby requests that the effective date of its Registration Statement on Form F-3 (File No. 333-283739) be accelerated so that the same will become effective at 4:30 p.m., Eastern Time, on February 4, 2025, or as soon thereafter as practicable.

If you have any questions regarding this request, please call our counsel John P. Yung of Lewis Brisbois at (916) 646-8288.

Very Truly Yours,

Mega Matrix Inc.

By:	/s/ Carol Wang
Name:	Carol Wang,
Title:	Chief Financial Officer